EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012		2011	2010	2009	2008
(Euros in millions, except ratios)
Interest expensed and capitalized	712.7		654.6	448.2	279.4	286.8
Interest portion of rental obligations	6.1		4.7	3.8	3.3	2.7

Total fixed charges (A)	718.8		659.3	452.0	282.7	289.5
Pretax income from continuing operations before adjustment for non controlling interests in consolidated subsidiaries	45.9		149.2	200.9	147.0	2.3
Fixed charges, excluding capitalized interest	524.4		495.5	306.9	174.8	233.1
Amortization of capitalized interest	12.4		6.6	2.3	–	–
Distributed income of equity investees	1.2		4.9	1.7	5.7	4.1
Less- non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(30.9)		(17.6)	(12.2)	(3.4)	(1.0)
Earnings-pretax income with applicable adjustments (B)	553.0		638.6	499.6	324.1	238.5
Ratio of (B) to (A)	–	(1)	1.0	1.1	1.1	–	(1)

(1)                                In 2012 and 2008, the ratio of coverage was less than 1:1. Abengoa would have needed to generate additional earnings of € 130 million in 2012 and € 37 million in 2008 to achieve a coverage of 1:1 in those periods.